August 9, 2022

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated August 1, 2022

Augusta Gold Corp.

Registration Statement on Form S-3
Filed July 8, 2022

File No. 333-266055

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated August 1, 2022 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Augusta Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

Staff Comment No. 1

Registration Statement on Form S-3 filed July 8, 2022

General

1.	We note the closing prices for your common stock on the TSX for the sixty days prior to the filing of this Form S-3 on July 8, 2022. It does not appear that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Augusta Gold would be $75 million (U.S.) or more for purposes of Form S-3, General Instruction I.B.1. Please explain to us how Augusta Gold met the market value threshold of General Instruction I.B.1 as of the filing date. In the alternative, please demonstrate to us how you satisfy one of the other conditions set forth in General Instruction I.B, or re-file the registration statement on an appropriate form.

United States Securities and Exchange Commission
August 9, 2022

Company Response to Staff Comment No. 1

Further to Compliance and Disclosure Interpretation 116.06, the Company used its issued and outstanding common shares as of date of filing of the Registration Statement on July 8, 2022. On July 8, 2022, the Company had 79,204,606 common shares issued and outstanding (as detailed below). On that date, affiliates, including executive officers, directors and 10% and greater shareholders, held 32,590,388 common shares (as detailed below), leaving 46,614,218 common shares in the public float. Further to Compliance and Disclosure Interpretation 116.06, the Company selected May 27, 2022 as the date for determining the price of the common shares for calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company under General Instruction I.B.1. On that date, the Company’s common shares closed at a price of $1.81 as quoted on the OTCQB Venture Market and the average of the bid and the ask on that date was $1.795, resulting in the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company being $84,371,734 and $83,672,521, respectively. Using the closing price on the Toronto Stock Exchange on May 27, 2022, of C$2.29, converted into US dollars using an exchange rate on May 27, 2022 of C$1.2738 to US$1.00, gives a closing price of $1.80 and a resulting aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company of $83,905,592. In either case, the Company believes that it meets the requirement of having the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company of $75 million and can file the Registration Statement under General Instruction I.B.1.

In relation to the number of shares issued and outstanding, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2022 as filed with the Commission on May 9, 2022, the Company had 71,196,272 common shares issued and outstanding on May 9, 2022. Subsequent to that date, the Company issued 7,800,000 common shares pursuant to its acquisition transaction to acquire CR Reward LLC, as reported in its current report on Form 8-K as filed with the Commission on June 16, 2022, and 208,334 common shares upon exercise of outstanding warrants from the Company’s private placement of units in October 2020, as reported in its current report on Form 8-K as filed with the Commission on October 15, 2020.

The detailed breakdown of common shares held by affiliates of the Company, including officers, directors and 10% or greater stockholders is set forth in following table:

Name, Title	Shares Held on July 8, 2022
Richard Warke, Executive Chairman	22,025,388
Donald Taylor, President and Director	206,667
Daniel Earle, Director	835,000
Lenard Boggio, Director	42,222
John Boehner, Director	0
Poonam Puri, Director	44,444
Michael McClelland, Chief Financial Officer	10,000
Purni Parikh, SVP Corporate Affairs	216,667
Tom Ladner, VP Legal	50,000
Jim Wickens, VP Operations	0
Johnny Pappas, VP Environmental and Permitting	60,000
Barrick Gold Corporation, Stockholder	9,100,000
Total	32,590,388

United States Securities and Exchange Commission
August 9, 2022

We do note that the ownership table contained in Item 12 of the Company’s annual report on Form 10-K filed on March 17, 2022, inadvertently omitted footnote number (9) which clarifies that the 18,200,000 common shares beneficially owned by Barrick Gold Corporation consists of 9,100,000 common shares and 9,100,000 common shares issuable upon exercise of warrants held by Barrick Gold Corporation. The Company’s prior filings, including its prior annual report on Form 10-K/A as filed with the Commission on April 30, 2021 contain the proper footnote.

Should you have any further comments or questions about the Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUGUSTA GOLD CORP.

By:	/s/ Tom Ladner
Name: Tom Ladner
Title: VP Legal